UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2018

Commission File Number: 001-38350

LITHIUM AMERICAS CORP.

(Translation of Registrant’s name into English)

355 Burrard Street, Suite 1100,

Vancouver, British Columbia

Canada, V6C 2G8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 17, 2018, Lithium Americas Corp. filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website, at www.sedar.com, an amended and restated technical report titled “Updated Feasibility Study Reserve Estimation and Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina” and the related consents of qualified persons, attached hereto as Exhibits 99.1 through 99.9, which are hereby incorporated by reference into this report furnished on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2018

LITHIUM AMERICAS CORP.

By:	/s/ W. Thomas Hodgson
Name: W. Thomas Hodgson
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Technical report (NI 43-101) with respect to the Cauchari-Olaroz Salars project

99.2	Consent of qualified person – Daron Abbey

99.3	Consent of qualified person – Ernst Burga

99.4	Consent of qualified person – David Burga

99.5	Consent of qualified person – Michael Rosko

99.6	Consent of qualified person – Tony Sanford

99.7	Consent of qualified person – Mark King

99.8	Consent of qualified person – Barry Smee

99.9	Consent of qualified person – Renee Leblanc